FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October 22, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release:                                                                                                                                                                    October 22, 2003

Forbes Medi-Tech Co-Sponsors CIHR Research Chair with Dr. Kishor Wasan

~Signs Agreements with Cavendish Labs~

Vancouver, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) announced today that the Canadian Institute of Health Research (CIHR) has appointed Dr. Kishor Wasan as Research Chair for 5 years for the CIHR /Rx&D Research Program with the Industrial Sponsor being Forbes Medi-Tech Inc. CIHR’s scientific review committee has awarded the chair position to Dr. Wasan based on his scientific record and studies completed for Forbes. Additionally, Forbes has signed a series of agreements with Cavendish Analytical Laboratory Limited (Cavendish) of Vancouver, BC to conduct further research activities for Forbes complimentary to the CIHR program.

Dr. Wasan, Director of CIHR-Forbes Medi-Tech Inc. Research Group at the University of British Columbia, has been collaborating with Forbes on a number of successful academic research contracts over the past few years.  Numerous scientific papers have been published from these collaborations and three patent applications have been submitted. To date, Dr. Wasan’s laboratory has established a model for measuring the uptake of cholesterol from the gut of fasted rats, when given in combination with radiolabel and unlabeled cholesterol, that might be used to rapidly screen new products and formulations. The current three-year joint research project, which began in the summer of 2001, is estimated to cost approximately $1 million, of which, an estimated $0.28 million is being funded by a grant from CIHR.

“We are optimistic that the scope of the work on novel sterol and steroid analogues will generate significant scientific knowledge that has clear commercial potential,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “Dr. Wasan will be a tremendous asset as Research Chairman of the CIHR program with a focus on FM-VP4 and related compounds.”

The funding of this project will allow Dr. Wasan to allocate more time to research the potential mechanisms responsible for the lipid lowering and anti-obesity effect of phytostanols and/or steroid analogues. Clarification of these mechanisms will provide the core data required for Forbes to survey novel chemical entities and to formulate unique mixtures of phytosterol analogues into agents designed to have marketable anti-obesity and lipid lowering properties.

To augment the CIHR program activity, Forbes and Cavendish have signed a comprehensive development agreement for the further research and development of Forbes’ pharmaceutical pipeline, including Forbes’ lead compound, FM-VP4. Cavendish plans to conduct analytic and synthetic chemistry research that can be utilized by the CIHR research program. Additionally, Cavendish has agreed to lease portions of Forbes’ laboratory equipment and sublease Forbes’ lab facilities at the University of British Columbia.

“This comprehensive series of agreements with Cavendish represents both a financial benefit and new development partner for Forbes,” said Mr. Butt. “The reduction in fixed overhead associated with the operation of our research facility while maintaining direct control over our research initiatives is an essential step in the Company’s growth.”

About Cavendish Analytical Laboratory Limited

Cavendish Analytical Laboratory Limited specializes in automated analytical chemistry analysis.  The company was founded in 1988 by Mr. Wade Lee Reeves and is registered in British Columbia, Canada.  Mr. Reeves is the current president and director of operations.  An assembled group of professionals from varying disciplines share common visions of scientific corporate business.

About Canadian Institute of Health Research (CIHR)

CIHR is Canada's major federal funding agency for health research. Its objective is to excel, according to internationally accepted standards of scientific excellence, in the creation of new knowledge and its translation into improved health for Canadians, more effective health services and products and a strengthened Canadian health care system. CIHR University-Industry Programs are designed to help academic researchers interact with Canadian companies with an interest in health research and development. The program promotes a wide variety of peer reviewed research projects jointly funded by Canadian companies and CIHR.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s research programs and potential future products,   which statements can be identified by the use of forward-looking terminology such as “will”, “potential”, “optimistic”, “to formulate”, “designed to”   or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation; research & development risks; the risk of technical obsolescence; the need for regulatory approval, which may not be obtained in a timely matter or at all; the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the need for performance by Cavendish of its contract obligations;  the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2003	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO